Mail Stop 3561

October 7, 2009

<u>By Facsimile and U.S. Mail</u>

Kerry R. Hicks
Chief Executive Officer
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401

      Re: Health Grades, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed April 30, 2009
             File No. 000-22019

Dear Mr. Hicks:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

             Sincerely,

             H. Christopher Owings
             Assistant Director